CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES SECOND QUARTER 2010 UNAUDITED FINANCIAL RESULTS

SHANGHAI, Aug  13  -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results1 for the second quarter ended June 30, 2010 .

Second Quarter 2010 Financial Highlights
●
Total sales increased to RMB266.8 million (US$39.3 million), which was a new second-quarter record in the Company’s history and represented increases of 15.4% from the second quarter of 2009[2] and 21.2% from the first quarter of 2010

●	Gross profit was RMB98.7 million (US$14.6 million), an increase of 4.3% from the second quarter of 2009[2] and 2.5% from the first quarter of 2010
●	Income from operations rose to RMB69.6 million (US$10.3 million), an increase of 5.7% from the second quarter of 2009[2] and an increase of 16.5% from the first quarter of 2010
●	Net income attributable to Chemspec International Limited shareholders improved by 9.8% to RMB57.5 million (US$8.5 million) from the second quarter of 2009[2] and 10.0% from the first quarter of 2010
●	Both basic and diluted earnings per ADS[3] were RMB1.59 (US$0.23), as compared to RMB1.72 (US$0.25) in the second quarter of 2009[2] and RMB1.44 (US$0.21) in the first quarter of 2010

First Half Year 2010 Financial Highlights
●	Total sales rose 12.7% from the first half year of 2009[2] to RMB487.0 million (US$71.8 million), which was a record for first half year performance in the Company’s history
●	Gross profit increased by 13.3% to RMB195.1 million (US$28.8 million) from the first half of 2009[2]
●	Income from operations was RMB129.4 million (US$19.1 million), an increase of 10.7% from the first half of 2009[2]
●	Net income attributable to Chemspec International Limited shareholders was RMB109.8 million (US$16.2 million), an improvement of 29.1% from the first half of 2009[2]
●	Both basic and diluted earnings per ADS[3] were RMB 3.04 (US$0.45), as compared to RMB 2.81 (US$0.41) and RMB 2.80 (US$0.41), respectively, in the first half of 2009[2]

Dr. Jianhua Yang, Chairman and CEO of Chemspec, commented, “I am pleased to announce our better-than-expected second quarter financial results. After a very challenging period in the second half of 2009 and the start of 2010, we were able to set new records for second quarter performance in terms of total revenue and gross profit.  While this significant upturn in our performance reflects a continued recovery in demand in a number of our end markets, especially in the electronics sector, and better economic conditions around the world, it also validates a number of our recent corporate initiatives, including a relentless focus on improving our business development capabilities, enhancing technical processes, and expanding customer relationships. During the first half of 2010, total revenue and gross profit also rose compared to the first half of 2009. We will continue to focus on improving our operational efficiency and building on this momentum over the remainder of the year.”

1 Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader.  The conversion of RMB into USD in this release is based on the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010, which was RMB6.7815 to USD1.00.  The percentages stated are calculated based on RMB.
2 2009 financial data have been adjusted to reflect the retrospective adjustment of the Company’s financial data due to the acquisition of Jiangsu Kangpeng Nong Hua Limited on November 9, 2009. The transaction was considered a combination between entities under common control.
3 1 ADS=60 ordinary shares

Dr. David Tang, Executive Vice President and interim Chief Financial Officer, commented, “We are pleased to see the significant improvement in our business and the strong financial results. In response to the challenging market environment, we actively adjusted our product mix and pricing of certain commercial products in order to capture business from faster growing markets. The efforts clearly helped our top-line performance and we were able to maintain our gross margin at 37%. In the third quarter of 2010, we believe we will see a similarly competitive market environment. However, as long as the global economy continues to recover, we are cautiously optimistic that our total sales will exceed that of the second quarter of 2010 and our gross margin will remain at a similar level as the second quarter of 2010.”

Second quarter of 2010 Financial Results

Total Sales
For the three months ended June 30, 2010, the Company generated total sales of RMB266.8 million (US$39.3 million), representing an increase of 15.4% from the second quarter of 2009 and 21.2% from the first quarter of 2010. The increase in sales from the first quarter of 2010 reflects the strong recovery in demand in various end markets, particularly in the electronics chemical market.

Gross Profit and Gross Margin
Gross profit was RMB98.7 million (US$14.6 million), representing an increase of 4.3% from the second quarter of 2009 and 2.5% from the first quarter of 2010. Gross margin was 37.0% in the second quarter of 2010, as compared to 40.9% in the second quarter of 2009 and 43.8% in the first quarter of 2010. The decrease in gross margin in the second quarter of 2010 was due to a shift in the overall product mix and price adjustments for some commercial products.

Operating Expenses
Selling expenses and general and administrative expenses were RMB15.9 million (US$2.3 million) during the second quarter of  2010, representing a decrease of 24.3% from RMB21.0 million in the second quarter of 2009 and a decrease of 31.8% as compared to RMB23.3 million in the first quarter of 2010. The decrease was primarily caused by a reversal in share-based compensation expenses due to forfeiture of options granted to our former employees.

Research and development expenses increased by 109.3% to RMB14.8 million (US$2.2 million) from RMB7.1 million in the second quarter of 2009 and by 7.7% from RMB13.7 million in the first quarter of 2010. The increase in R&D expenditure, compared with the same period in 2009, was primarily due to the depreciation of the Company’s new R&D center in Shanghai as well as the hiring of experienced scientists and engineers. Compared to the previous quarter, the increase in R&D expenses was mainly due to the expansion of business activities and an increase in technical support headcount in the Company’s plants.

Income from operations and earnings before income taxes
As a result of the factors mentioned above, income from operations rose to RMB69.6 million (US$10.3 million) in the second quarter of 2010, representing increases of 5.7% and 16.5%, respectively, from the second quarter of  2009 and the  first quarter of 2010. Earnings before income taxes totaled to RMB68.8 million (US$10.1 million) in the second quarter of 2010, representing increases of 3.4% and 14.3%, respectively, from the second quarter of 2009 and from the first quarter of 2010.  The increases in income from operations and earnings before income tax were due to the improvement of the sales as well as the decreases in the general and administration expenses.

Net income attributable to Chemspec International Limited shareholders
Net income attributable to Chemspec International Limited shareholders grew to RMB57.5 million (US$8.5 million), an increase of 9.8% from the second quarter of 2009 and 10.0% from the first quarter of 2010. The increase in net income attributable to Chemspec International Limited shareholders was primarily due to the increase in sales.

Both basic and diluted earnings per ADS were RMB1.59 (US$0.23), as compared to RMB1.72 (US$0.25) in the second quarter of 2009 and RMB1.44 (US$0.21) in the first quarter of 2010.

Cash Flows
As of June 30, 2010, we had RMB169.4 million (US$25.0 million) of cash, as compared to RMB 479.1 million as of June 30, 2009. Significant cash outflows for the six-month period ended June 30, 2010 included capital expenditure payments of RMB127.3 million (US$18.8 million) for the expansion of the production facilities and the increase of inventory to RMB393.6 million due to the Company’s sales increase. In particular, the higher inventory was due to a rise in production and sales of more complex products, primarily for the electronic end-markets.  These products typically require longer production cycles, and the Company often needs to hold higher levels of inventory to be able to quickly respond to customer orders that require fast turnaround.

Business Outlook
The market environment is expected to remain competitive in the second half year of 2010.  The Company will continue to focus on improving its operational efficiency and building on its momentum for the rest of the year. As long as the global economy continues to improve, the management team is cautiously optimistic that total sales in the third quarter of 2010 will exceed that of  the second quarter of 2010, and that the gross profit margin will remain at a similar level as the second quarter of 2010.

Conference Call Details
The Company will host a conference call and live webcast to discuss its second quarter financial results at 8:00am Eastern Time (8:00 pm Shanghai time) on Friday, August 13, 2010.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number:	1-866-590-4004
International Dial-in Number:	+65-6723-9381
Mainland China:	800-819-0121 (land line)
400-620-8038 (Mobile)
Hong Kong Toll Free Number:	+852-2475-0994
Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec's website at http://www.chemspec.com.cn.

A telephone replay of the call will be available two hours after the completion of the conference call through midnight, August 20, 2010.

    The dial-in details for the replay are as follows:

U.S. Toll Free Number:	+1-866-214-5335
International Dial-in Number:	+61-2-8235-5000
Conference ID:	# 93497216

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by us and/or our auditors during the audit of our annual consolidated financial statements.

About Chemspec
Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals, especially, the fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Manager, Investor Relations
Tel: 86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com